Filed by BlackRock MuniHoldings California Quality Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock MuniYield California Quality Fund, Inc.

File No.: 333-260147

Date: February 24, 2022

Computershare Voicemail Script

Hello. This is John Perlowski, President and CEO of the BlackRock Closed-End Funds.

I’m calling to personally ask for your vote in connection with an upcoming Special Meeting of Shareholders to vote on certain Board approved closed-end fund mergers.

You should have received materials related to the special meeting that included instructions on how to quickly and easily vote your shares, over the phone, online, or by mail.

As one of our valued shareholders, your participation in the vote to approve these proposals is needed.

If you have your proxy materials, you can vote online or over the phone, using the instructions on your proxy card. If you do not have your materials, you can vote by calling our proxy agent services help line, which is toll free at 1-888-666-2580, that’s 1-888-666-2580.

We greatly appreciate your time and your investment in the BlackRock Closed-End Funds.